Exhibit 99.2

Form 62-103F1

Required Disclosure under the Early Warning Requirements

(State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.)

Item 1 – Security and Reporting Issuer

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to common shares in the capital of:

Glass House Brands Inc. (the “Issuer”)

3645 Long Beach Blvd.

Long Beach, California USA 90807.

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transaction that triggered the requirement to file this report did not take place on a stock exchange or other market that represents a published market for the securities that are the subject of this report. See Item 2.2.

Item 2 – Identity of the Acquiror

2.1 State the name and address of the acquiror.

James B. Rosenwald III

121 W Torrance Blvd, Suite 100

Redondo Beach, California USA 90277.

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On November 30, 2022, the acquiror disposed of an aggregate 128,263 multiple voting shares in the capital of the Issuer, over which he exercised control or direction, by way of a gift in a private transaction, representing approximately 2.70% of the issued and outstanding multiple voting shares of the Issuer.

As a result of the gift of the multiple voting shares, the securityholding percentage of the acquiror’s beneficial ownership of, and/or control or direction over the issued and outstanding multiple voting shares of the Issuer, decreased from 19.93% to 17.23%.

2.3 State the names of any joint actors.

Not applicable.

INSTRUCTION:

If the acquiror is a corporation, general partnership, limited partnership, syndicate or other group of persons, provide its name, the address of its head office, its jurisdiction of incorporation or organization, and its principal business.

Item 3 – Interest in Securities of the Reporting Issuer

3.1 State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

See Item 2.2 above.

3.2 State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

The acquiror disposed of shares over which he exercised control or direction which triggered the requirement to file this report. See Item 2.2 above.

3.3 If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4 State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately before the transaction that triggered the requirement to file this report, the acquiror owned and/or exercised control or direction over an aggregate 947,669 multiple voting shares in the capital of the Issuer (each multiple voting share having 50 votes per share for the election of Directors and all other matters), representing approximately 19.93% of the Issuer’s then issued and outstanding multiple voting shares, owned and/or exercised control or direction over an aggregate 2,855,585 subordinate, restricted and limited voting shares (together the “Equity Shares”) (each Equity Share having one vote per share for the election of Directors and all other matters) representing approximately 5.39% of the Issuer’s then issued and outstanding Equity Shares. The acquiror also owned and/or exercised control or direction over warrants entitling the purchase of an aggregate 303,096 Equity Shares of the Issuer; or, assuming exercise of the warrants, the acquiror owned and/or exercised control or direction over a total of 3,158,681 Equity Shares of the Issuer representing approximately 5.96% of the Equity Shares on a post-conversion beneficial ownership and/or direction or control basis.

Immediately after the transaction that triggered the requirement to file this report, the acquiror owned and/or exercised control or direction over an aggregate 819,406 multiple voting shares in the capital of the Issuer representing approximately 17.23% of the Issuer’s then issued and outstanding multiple voting shares, owned and/or exercised control or direction over an aggregate 2,735,085 Equity Shares representing approximately 5.16% of the Issuer’s then issued and outstanding Equity Shares. The acquiror also owned and/or exercised control or direction over warrants entitling the purchase of an aggregate 303,097 Equity Shares of the Issuer; or, assuming exercise of the warrants, the acquiror owned and/or exercised control or direction over a total of 3,038,182 Equity Shares of the Issuer representing approximately 5.73% of the Equity Shares on a post-conversion beneficial ownership and/or direction or control basis.

3.5 State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a) the acquiror, either alone or together with any joint actors, has ownership and control,

The acquiror owns and/or exercises control over the securities referred to in Item 3.4 above.

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor,

Not applicable - the acquiror owns and/or exercises control over the securities referred to in Item 3.4 above.

and

(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership,

Not applicable - the acquiror owns and/or exercises control over the securities referred to in Item 3.4 above.

3.6 If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7 If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8 If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

INSTRUCTIONS:

(i)   “Related financial instrument” has the meaning ascribed to that term in NI 55-104. Item 3.6 encompasses disclosure of agreements, arrangements or understandings where the economic interest related to a security beneficially owned or controlled has been altered.

(ii)  For the purposes of Items 3.6, 3.7 and 3.8, a material term of an agreement, arrangement or understanding does not include the identity of the counterparty or proprietary or commercially sensitive information.

(iii)  For the purposes of Item 3.8, any agreements, arrangements or understandings that have been disclosed under other items in this Form do not have to be disclosed under this item.

Item 4 – Consideration Paid

4.1 State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Nil. No Consideration was received as the shares in question were disposed of by way of a gift. See Item 2.2.

4.2 In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Nil. No Consideration was received as the shares in question were disposed of by way of a gift. See Item 2.2.

4.3 If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer.

The securities of the Issuer were acquired for investment purposes by the acquiror.

Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

The acquiror will evaluate his investment in the Issuer and the investments over which the acquiror exercises control or direction and will increase or decrease the investments by future acquisitions or dispositions of securities of the Issuer at his discretion, as circumstances warrant.

The acquiror may, in the future and at his discretion, exercise warrants that he owns and or over which he has direction or control and, thus, acquire additional Equity Shares in the capital of the Issuer.

(b)  a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)  a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e) a material change in the present capitalization or dividend policy of the reporting issuer;

(f) a material change in the reporting issuer’s business or corporate structure;

(g)  a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)  a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j) a solicitation of proxies from securityholders;

(k) an action similar to any of those enumerated above.

As of the date of this report, the acquiror is not aware of any plans nor has any future intentions which would relate to or result in any of items (b) through (k) of Item 5 above.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

INSTRUCTIONS:

(i)  Agreements, arrangements or understandings that are described under Item 3 do not have to be disclosed under this item.

(ii)   For the purposes of Item 6, the description of any agreements, arrangements, commitments or understandings does not include naming the persons with whom those agreements, arrangements, commitments or understandings have been entered into, or proprietary or commercially sensitive information.

Item 7 – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

The acquiror must certify that the information is true and complete in every respect. In the case of an agent, the certification is based on the agent’s best knowledge, information and belief but the acquiror is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

The certificate must state the following:

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

January 25, 2023.

(signed) “James B. Rosenwald III”
James B. Rosenwald III